DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-110076
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated June 30, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                    June 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $894.53 per unit at the end of June, down 5.2% for the month.

During June, trends remained absent in most major sectors, reducing the trading opportunities for the Fund advisors. Losses occurred in positions in interest rates, currencies, energy and precious metals offset to a limited extent by profits earned in indices and softs.

The lack of persistent trends that began in April continued through June. As a consequence of these market conditions and the nature of trend-following trading strategies, many of the advisors trading for the Portfolio are currently in the midst of a drawdown which, although not of unprecedented magnitude, has been difficult.

At the moment, the directionless behavior of so many markets can be explained in terms of a perception that a significant change is underway in the global economic cycle. Some of the primary drivers of this condition are: softer than expected U.S. economic data creating confusion with regard to forecasting the pace of Fed tightening; sovereign bond, equity and currency markets coping with indications of rising inflation, but at the same time, an apparent pause in growth; and a fragile Eurozone recovery keeping European Central Bank monetary intervention on hold.

All this has resulted in rather choppy price action across interest rate, currency and stock index markets. Further, agricultural and metals markets have likewise been trading in narrow choppy ranges. And most significantly, the crude oil market broke considerably from all-time contract highs, a reversal of a long established trend. In light of these conditions, the current risk profile of most of the advisors is now below average.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period June 1,
                              Through June 30, 2004


                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     -----------

Realized losses from trading          $(32,806,648)     (5.51)%
Change in unrealized gains/losses
     from trading                        4,399,556       0.73
                                        ----------       -----
                                       (28,407,092)     (4.78)
Less, Brokerage commissions
     and clearing fees ($125,159)        3,122,213       0.52
                                        ----------       -----
Net realized and unrealized losses     (31,529,305)     (5.30)
Interest Income                            408,830       0.07
                                        ----------       -----
                                       (31,120,475)     (5.23)
                                       -----------       -----
Less, Expenses:
     Management fees                       912,544       0.16
     Other expenses                         68,814       0.01
                                        ----------       -----
                                           981,358       0.17
                                        ----------       -----
Net Loss                               (32,101,833)     (5.40)%
                                                        ======

Additions ( 529.6835 G.P. units
at May 31, 2004 net asset
value per unit of $943.96)                 500,000

Additions ( 65,018.6449 L.P. units
at May 31, 2004 net asset
value per unit of $943.96)              61,375,000

Redemptions ( 3,876.1876 L.P. units
at June 30, 2004 net asset
value per unit of $894.53)              (3,467,326)

Increase in net assets                  26,305,841
Net assets May 31, 2004                551,068,175
                                       ------------
Net assets June 30, 2004              $577,374,016
                                       ===========

Net Asset Value per unit
  ($577,374,016 / 645,887.4636 Units)      $893.92
                                          ========

Redemption value per unit  (Note 1)        $894.53
                                          ========


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $894.53.

The net asset value per unit of $893.92 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


   By:/s/ Daniel R. McAuliffe, Jr.
        -------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.